EXHIBIT 99.1

Ramat-Gan, Israel, October 26, 2015 - B Communications Ltd. (Nasdaq and TASE: BCOM) (“B Communications”) announced today that Bezeq - The Israel Telecommunication Corp. Ltd., a controlled subsidiary of B Communications ("Bezeq"), received an approval from the "Local Committee for Planning and Construction" for an "outline plan" for the use of a 70 dunams (approximately 18 acres) parcel of land owned by Bezeq which is designated for use as offices and storage building purposes in "Sakiya", which is adjacent to the “Mesubim" Junction.

Bezeq is examining the implications of the approval and the various possibilities which Bezeq may have in order to fully realize the value of the property, including selling the property or portions of it.

Bezeq is also examining the accounting implications that may arise from the determination of the property’s status and any disposition or future action with respect to it. A possible implication, which according to a very preliminary estimation and before professional examination, is that Bezeq may record a very significant accounting profit.

Doron Turgeman, B Communications' CEO stated: "During the last few years Bezeq is acting intensively in order to upgrade its property portfolio and, in a very careful and qualitative manner, is disposing non-essential properties. We are pleased with the Committee's approval, and we are certain that Bezeq's management will make the right decision with respect to this opportunity.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

INTERNATIONAL

Philip Carlson / Brad Nelson – KCSA

bcom@kcsa.com / Tel: +1-212-896-1233 / 1217